SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated October 30, 2009 concerning a notice of change of auditor.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021 and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom

CGI to recommend the appointment of Ernst & Young as new auditor

Montreal, Quebec, October 30, 2009 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB), a leading provider of information technology and business process services, today announced that its Board of Directors will recommend to its shareholders the appointment of Ernst & Young to serve as the Company's auditor for the fiscal year started October 1, 2009.  This recommendation follows a comprehensive selection process overseen by the Company’s Audit and Risk Management Committee.  If the recommendation is accepted, Ernst & Young will replace the Company's current auditor, Deloitte & Touche LLP.  Deloitte will complete its mandate for the delivery of the audited opinion on the financial statements for the fiscal year ended September 30, 2009.

“CGI has always been satisfied with the quality of the service provided by Deloitte,” said David Anderson, Executive Vice-President and Chief Financial Officer, CGI.  “We have made the decision to recommend the appointment of a new auditor subsequent to Deloitte's acquisition of a competitor’s US federal government business.  Our business units, which provide a wide range of IT services to federal government agencies, state and local governments and to commercial enterprises, are now competing directly with Deloitte.”

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, its 135,000 people are united by their shared values and an unwavering commitment to quality. For more information, please visit ey.com/ca.

About CGI
Founded in 1976, CGI is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals in over 100 offices across 16 countries. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently $3.8 billion and as at June 30, 2009, its order backlog was $11.8 billion. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

For more information:

Lorne Gorber
Vice-President, Global Communications and
Investor Relations
lorne.gorber@cgi.com
514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)
Date: October 30, 2009	By /s/ Beniot Dubé
Name: Beniot Dubé Title: Vice-President, Corporate Legal Affiairs